Exhibit 4.29

Description of Registrant’s Securities
Registered Pursuant to Section 12 of
The Securities Exchange Act of 1934

As of December 31, 2020, Federal Home Loan Mortgage Corporation (Freddie Mac) had 21 classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: (1) our voting common stock, no par value per share (Common Stock) and (2) twenty series of perpetual, non-cumulative preferred stock, par value of $1.00 per share (Preferred Stock). We also have four classes of perpetual, non-cumulative preferred stock outstanding that were issued through private placement and are not registered under Section 12.
Since September 2008, we have been operating in conservatorship, with the Federal Housing Finance Agency (FHFA) as our Conservator. In connection with our entry into conservatorship, we, through FHFA, in its capacity as Conservator, entered into the Senior Preferred Stock Purchase Agreement with the U.S. Department of the Treasury (Treasury). Under this Purchase Agreement, we issued Treasury one million shares of Variable Liquidation Preference Senior Preferred Stock (Senior Preferred Stock) and a warrant to purchase, for a nominal price, shares of our Common Stock equal to 79.9% of the total number of shares of our Common Stock outstanding on a fully diluted basis at the time the warrant is exercised (Warrant). The conservatorship, Purchase Agreement as amended and restated (Purchase Agreement), Senior Preferred Stock, and Warrant have a significant impact on the rights, preferences, and privileges of the holders of our Common Stock and Preferred Stock.
The following description is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Certificate of Designation for the Common Stock or class of Preferred Stock (as applicable, each a Certificate of Designation), Federal Home Loan Mortgage Corporation Act, as amended (our Charter), and our Amended and Restated Bylaws (Bylaws), each of which are incorporated by reference as an exhibit to this Annual Report on Form 10-K. We encourage you to read the Certificates of Designation, Charter, Bylaws, Purchase Agreement, and applicable provisions of Virginia law for additional information.
I.    Description of Common Stock

General
Under Section 304 of our Charter, we are authorized to issue an unlimited number of shares of Common Stock. The Common Stock has the terms set forth in the Certificate of Designation. Computershare Trust Company, N.A., is the transfer agent, dividend disbursing agent, and registrar for the Common Stock.
Authorized Issuance
Our Common Stock was created by the Financial Institutions Reform, Recovery, and Enforcement Act of 1989. Under Section 731(d) of this Act, shares of our then-outstanding senior participating preferred stock were automatically converted into an equivalent number of shares of Common Stock.
There are currently 4,000,000,000 shares of Common Stock issued or authorized for issuance by our Board of Directors. As of December 31, 2020, there were 725,863,886 shares of Common Stock issued and 650,059,292 shares outstanding. The outstanding shares of our Common Stock are fully paid and non-assessable. Any additional shares of Common Stock that we issue will be fully paid and non-assessable. Our Board of Directors may increase the authorized number of shares of Common Stock at any time, without the consent of the holders of Common Stock.
Under the Purchase Agreement, we cannot repurchase our Common Stock without Treasury’s consent.
Dividends
Dividends on shares of our Common Stock are not mandatory. Holders of our Common Stock are entitled to receive dividends when, as, and if declared by our Board of Directors out of assets legally available therefor. The Board of Directors fixes both the amount of dividends, if any, to be paid to holders of our outstanding Common Stock and the dates of payment. We will pay each dividend on shares of Common Stock to the holders of record of outstanding shares as they appear in our books and records on the record date fixed by our Board of Directors. The record date must not be earlier than 45 days or later than ten days before a dividend payment date.
Our payment of dividends is subject to the following restrictions:
•Restrictions Relating to the Conservatorship - During conservatorship, any dividends will be declared by, and paid at the direction of, the Conservator, acting as successor to the rights, titles, powers, and privileges of the Board of Directors. The Conservator has prohibited us from paying any dividends on our Common Stock. FHFA has instructed our Board of Directors that it should consult with and obtain the approval of FHFA before taking actions involving dividends. In addition, FHFA has adopted a regulation prohibiting us from making capital distributions during conservatorship, except as authorized by the Director of FHFA.

•Restrictions Under the Purchase Agreement - The Purchase Agreement prohibits us and any of our subsidiaries from declaring or paying any dividends on the Common Stock without the prior written consent of the Treasury.
•Restrictions Under the Federal Housing Enterprises Financial Safety and Soundness Act of 1992, as amended (GSE Act) - Under the GSE Act, FHFA has authority to prohibit capital distributions, including payment of dividends, if we fail to meet applicable capital requirements. However, our capital requirements have been suspended during conservatorship.
•Restrictions Under our Charter - Without regard to our capital classification, we must obtain prior written approval of FHFA to make any capital distribution that would decrease total capital to an amount less than the risk-based capital level or that would decrease core capital to an amount less than the minimum capital level. As noted above, our capital requirements have been suspended during conservatorship.
•Restrictions Relating to Preferred Stock - Payment of dividends on our Common Stock is also subject to the prior payment of dividends on our 24 series of preferred stock and one series of Senior Preferred Stock outstanding, representing an aggregate of 464,170,000 shares and 1,000,000 shares, respectively, as of December 31, 2020. Payment of dividends on all outstanding preferred stock, other than the Senior Preferred Stock, is subject to the prior payment of dividends on the Senior Preferred Stock.
Voting Rights
During conservatorship, the holders of our Common Stock have no voting rights. Upon its appointment as Conservator, FHFA immediately succeeded to the voting rights of holders of our Common Stock, including the right to elect members of our Board of Directors.
If the company was not in conservatorship, holders of our Common Stock would have the right to vote:
•For the election of members of our Board of Directors, to the extent prescribed by applicable federal law;
•With respect to amendment, alteration, supplementation, or repeal of the provisions of the Certificate of Designation (described below);
•With respect to such other matters, if any, as may be prescribed by our Board of Directors, in its sole discretion, or by applicable federal law.
Holders of our Common Stock are not granted any right under our Charter or the Certificate of Designation to vote on specified matters in which stockholders in business corporations under state law are typically entitled to vote, such as amendments to our Charter or changes in our capital structure.
Holders of our Common Stock entitled to vote are entitled to one vote per share on all matters presented to them for their vote. Holders may cast votes in person or by proxy at a meeting of the holders of our Common Stock or, if so determined by our Board of Directors, by written consent of the holders of the requisite number of shares of our Common Stock. In connection with any meeting of the holders of shares of our Common Stock, our Board of Directors will fix a record date, which must not be earlier than 60 days or later than 10 days before the date of such meeting. The holders of record of shares of our Common Stock on the record date are entitled to notice of, and to vote at, any such meeting and any adjournment. We may establish reasonable rules and procedures regarding the solicitation of the vote of holders of our Common Stock at any such meeting or otherwise, the conduct of such vote, quorum requirements and the requisite number or percentage of affirmative votes required for the approval of any matter and as to all related questions. Such rules and procedures shall conform to the requirements of any national securities exchange on which our Common Stock may be listed.
Ownership Reports
The Certificate of Designation includes provisions that require certain persons to report to us their beneficial ownership of our Common Stock. Except as otherwise provided in the Certificate of Designation, any “beneficial owner” (as that term is defined in Rule 13d-3 under the Exchange Act) of the outstanding Common Stock must report such ownership to us and the NYSE (and to any other exchange on which our Common Stock is then listed). The required reports of beneficial ownership and any amendments must be submitted in writing to us and each exchange where the Common Stock is listed on the forms, in the time periods, and in the manner as would be required by Sections 13(d) and 13(g) of the Exchange Act and the rules and regulations thereunder if the Common Stock were registered under Section 12 of the Exchange Act.
To ensure compliance with the beneficial ownership reporting requirements relating to our Common Stock, we may refuse to permit the voting of any shares of Common Stock in excess of 5% beneficially owned by any person who fails to comply with those requirements. Any beneficial owner of our Common Stock that we believe to be in violation of the beneficial ownership reporting requirements must respond to our inquiries for the purpose of determining the existence, nature, or extent of any such violation. If a response satisfactory to us has not been received within five business days after the date on which the inquiry was mailed, the shares of our Common Stock to which the inquiry relates will be considered for all purposes to be beneficially owned in violation of the reporting requirements, and we are authorized to take appropriate remedial actions, including the refusal to permit the voting of those excess shares.

No Preemptive Rights and No Conversion
No holder of our Common Stock has any preemptive right to purchase or subscribe for any of our other shares, rights, options, or other securities. The holders of shares of our Common Stock do not have any right to convert their shares into or exchange their shares for any of our other classes or series of stock or other securities or other obligations of Freddie Mac.
No Redemption
We do not have the right to redeem any shares of our Common Stock, and no holders of our Common Stock have the right to require us to redeem their shares.
No Sinking Fund
Our Common Stock is not subject to any sinking fund, which is a separate capital reserve maintained to pay stockholders with preferred rights for their investment in the event of liquidation or redemption.
Liquidation Rights
Upon our dissolution, liquidation, or winding up, after payment of or provision for our liabilities and the expenses of our dissolution, liquidation, or winding up, and after any payment or distribution has been made on any of our other classes or series of stock ranking prior to our Common Stock upon liquidation, the holders of the outstanding shares of our Common Stock will be entitled to receive out of our assets available for distribution to stockholders, before any payment or distribution is made on any of our other classes or series of stock ranking junior to Common Stock upon liquidation, the amount of $0.21 per share, plus a sum equal to all dividends declared but unpaid on their shares to the date of final distribution. The holders of the outstanding shares of any class or series of our stock ranking prior to, on a parity with, or junior to our Common Stock upon liquidation will also receive out of those assets payment of any corresponding preferential amount to which the holders of that stock may, by the terms thereof, be entitled. No stock with that corresponding right currently exists. The remaining balance of any of our assets available for distribution to stockholders upon a dissolution, liquidation or winding up will be distributed to the holders of our outstanding Common Stock in the aggregate. As of December 31, 2020, the Senior Preferred Stock had an aggregate liquidation preference of $86.5 billion, and the 24 outstanding classes of our preferred stock, other than the Senior Preferred Stock, had an aggregate liquidation preference of $14.1 billion plus any then-current dividends, which would have priority over our Common Stock upon liquidation. We are authorized to issue an unlimited amount of preferred stock.
Neither the sale of all or substantially all of our property or business, nor our merger, consolidation, or combination into or with any other corporation or entity, will be deemed to be a dissolution, liquidation, or winding up for the purpose of these provisions on liquidation rights.
Additional Classes or Series of Stock
We have the right to create and issue additional classes or series of stock ranking prior to, on a parity with, or junior to our Common Stock, as to dividends, liquidation, or otherwise, without the consent of holders of our Common Stock.
Amendments
Without the consent of the holders of our Common Stock, we have the right to amend, alter, supplement, or repeal any terms of our Common Stock in the Certificate of Designation to cure any ambiguity, to correct or supplement any term that may be defective or inconsistent with any other term, or to make any other provisions so long as such action does not materially and adversely affect the interests of the holders of our Common Stock. Otherwise, the Certificate of Designation may be amended, altered, supplemented, or repealed only with the consent of the holders of at least two-thirds of the outstanding shares of our Common Stock. The creation of additional classes and series of stock whether ranking prior to, on a parity with, or junior to our Common Stock, or a split or reverse split of our Common Stock (including an attendant adjustment to its par value), does not require any consent. As a consequence, the rights of holders of our Common Stock could be adversely affected by the creation of additional classes or series of stock. The Conservator currently holds voting rights on any such matters requiring consent of the holders of our Common Stock.
Listing
On July 8, 2010, we delisted our Common Stock from the NYSE pursuant to a directive by our Conservator. Our Common Stock is traded exclusively in the OTCQB Marketplace under the ticker symbol FMCC. We expect that our Common Stock will continue to trade in the OTCQB Marketplace so long as market makers demonstrate an interest in trading the Common Stock.
II.    Description of Preferred Stock
Summary of Key Terms and Listing
Under Section 306(f) of our Charter, we are authorized to issue an unlimited number of shares of preferred stock, on such terms and conditions as the Board of Directors shall prescribe. Each class of the Preferred Stock has the terms set forth in its Certificate of Designation. Computershare Trust Company, N.A., is the transfer agent, dividend disbursing agent, and registrar for the Preferred Stock.

On July 8, 2010, we delisted our Preferred Stock from the NYSE pursuant to a directive by our Conservator. Our Preferred Stock is traded exclusively in the OTCQB Marketplace. We expect that our Preferred Stock will continue to trade in the OTCQB Marketplace so long as market makers demonstrate an interest in trading the Preferred Stock.
The table below provides a summary of the Preferred Stock outstanding as of December 31, 2020, including dividend rates, issue dates, shares authorized and outstanding, redemption prices per share, total outstanding balances, earliest redemption dates, and ticker symbols.

(In millions, except redemption price per share)	Issue Date	Shares Authorized	Shares Outstanding	Redemption Price per Share	Total Outstanding Balance	Redeemable On or After	OTCQB Symbol
1996 Variable-rate(1)	April 26, 1996	5.00	5.00	$50.00	$250	June 30, 2001	FMCCI
5%	March 23, 1998	8.00	8.00	50.00	400	March 31, 2003	FMCKK
1998 Variable-rate(2)	Sept 23/29, 1998	4.40	4.40	50.00	220	Sept 30, 2003	FMCCG
5.10%	Sept 23, 1998	8.00	8.00	50.00	400	Sept 30, 2003	FMCCH
5.79%	July 21, 1999	5.00	5.00	50.00	250	June 30, 2009	FMCCK
1999 Variable-rate(3)	November 5, 1999	5.75	5.75	50.00	287	December 31, 2004	FMCCL
2001 Variable-rate(4)	January 26, 2001	6.50	6.50	50.00	325	March 31, 2003	FMCCM
2001 Variable-rate(5)	March 23, 2001	4.60	4.60	50.00	230	March 31, 2003	FMCCN
5.81%	March 23, 2001	3.45	3.45	50.00	173	March 31, 2011	FMCCO
6%	May 30, 2001	3.45	3.45	50.00	173	June 30, 2006	FMCCP
2001 Variable-rate(6)	May 30, 2001	4.02	4.02	50.00	201	June 30, 2003	FMCCJ
5.70%	October 30, 2001	6.00	6.00	50.00	300	December 31, 2006	FMCKP
2006 Variable-rate(7)	July 17, 2006	15.00	15.00	50.00	750	June 30, 2011	FMCCS
6.42%	July 17, 2006	5.00	5.00	50.00	250	June 30, 2011	FMCCT
5.90%	October 16, 2006	20.00	20.00	25.00	500	Sept 30, 2011	FMCKO
5.57%	January 16, 2007	44.00	44.00	25.00	1,100	December 31, 2011	FMCKM
5.66%	April 16, 2007	20.00	20.00	25.00	500	March 31, 2012	FMCKN
6.02%	July 24, 2007	20.00	20.00	25.00	500	June 30, 2012	FMCKL
6.55%	Sept 28, 2007	20.00	20.00	25.00	500	Sept 30, 2017	FMCKI
2007 Fixed-to-floating rate(8)	December 4, 2007	240.00	240.00	25.00	6,000	December 31, 2012	FMCKJ
(1)Dividend rate resets quarterly and is equal to the sum of three-month LIBOR plus 1% divided by 1.377. The dividend rate is capped at 9.00%.
(2)Dividend rate resets quarterly and is equal to the sum of three-month LIBOR plus 1% divided by 1.377. The dividend rate is capped at 7.50%.
(3)Dividend rate resets on January 1 every five years after January 1, 2005 based on a five-year Constant Maturity Treasury (CMT) rate. The dividend rate is capped at 11.00%. Optional redemption on December 31, 2004 and on December 31 every five years thereafter.
(4)Dividend rate resets on April 1 every two years after April 1, 2003 based on the two-year CMT rate plus 0.10%. The dividend rate is capped at 11.00%. Optional redemption on March 31, 2003 and on March 31 every two years thereafter.
(5)Dividend rate resets on April 1 every year based on 12-month LIBOR minus 0.20%. The dividend rate is capped at 11.00%. Optional redemption on March 31, 2003 and on March 31 every year thereafter.
(6)Dividend rate resets on July 1 every two years after July 1, 2003 based on the two-year CMT rate plus 0.20%. The dividend rate is capped at 11.00%. Optional redemption on June 30, 2003 and on June 30 every two years thereafter.
(7)Dividend rate resets quarterly and is equal to the sum of three-month LIBOR plus 0.50% but not less than 4.00%.
(8)Dividend rate is set at an annual fixed rate of 8.375% from December 4, 2007 through December 31, 2012. For the period beginning on or after January 1, 2013, dividend rate resets quarterly and is equal to the higher of: (a) the sum of three-month LIBOR plus 4.16% per annum or (b) 7.875% per annum. Optional redemption on December 31, 2012 and on December 31 every five years thereafter.
The outstanding shares of our Preferred Stock are fully paid and non-assessable. Any additional shares of Preferred Stock that we issue will be fully paid and non-assessable. Our Board of Directors may increase the authorized number of shares of any class of our Preferred Stock at any time, without the consent of the holders of any class of our Preferred Stock.
The Preferred Stock shall rank prior to the Common Stock to the extent provided in the Certificate of Designation; shall rank, as to both dividends and distributions upon liquidation, on a parity with the other classes of Preferred Stock as well as the four classes of perpetual, non-cumulative preferred stock that we issued through private placements; and shall rank junior to the Senior Preferred Stock.

Dividends and Dividend Restrictions
Dividends on shares of our Preferred Stock are not mandatory and are non-cumulative. Holders of our Preferred Stock are entitled to receive dividends when, as, and if declared by our Board of Directors out of assets legally available therefor on the payment dates as prescribed in the applicable Certificate of Designation. The Preferred Stock has the dividend rates as described in the table above. We will pay each dividend on shares of Preferred Stock to the holders of record of outstanding shares as they appear in our books and records on the record date fixed by our Board of Directors. The record date must not be earlier than 45 days or later than 10 days before a dividend payment date.
Our payment of dividends is subject to the following restrictions:
•Restrictions Relating to the Conservatorship - During conservatorship, any dividends will be declared by, and paid at the direction of, the Conservator, acting as successor to the rights, titles, powers, and privileges of the Board of Directors. The Conservator has prohibited us from paying any dividends on our Preferred Stock. FHFA has instructed our Board of Directors that it should consult with and obtain the approval of FHFA before taking actions involving dividends. In addition, FHFA has adopted a regulation prohibiting us from making capital distributions during conservatorship, except as authorized by the Director of FHFA.
•Restrictions Under the Purchase Agreement - The Purchase Agreement prohibits us and any of our subsidiaries from declaring or paying any dividends on our Preferred Stock without the prior written consent of Treasury.
•Restrictions Under the GSE Act - Under the GSE Act, FHFA has authority to prohibit capital distributions, including payment of dividends, if we fail to meet applicable capital requirements. However, our capital requirements have been suspended during conservatorship.
•Restrictions Under our Charter - Without regard to our capital classification, we must obtain prior written approval of FHFA to make any capital distribution that would decrease total capital to an amount less than the risk-based capital level or that would decrease core capital to an amount less than the minimum capital level. As noted above, our capital requirements have been suspended during conservatorship.
•Restrictions Relating to Senior Preferred Stock - Payment of dividends on our Preferred Stock is subject to the prior payment of dividends on our Senior Preferred Stock.
Optional Redemption
Freddie Mac has the option to redeem the Preferred Stock, in whole or in part, out of funds legally available therefor, at the redemption price prescribed in the applicable Certificate of Designation plus the amount of any dividend that would otherwise be payable for the dividend period that ends on the date of redemption, whether or not declared. The Preferred Stock has the redemption prices and timing limitations as described in the table above. The dividend that would otherwise be payable will be included in the redemption price of the shares and will not be separately payable.
If less than all of the outstanding shares are to be redeemed, Freddie Mac will select shares to be redeemed from the outstanding shares by lot or pro rata or by any other method which Freddie Mac in its sole discretion decides equitable.
During conservatorship and pursuant to the Purchase Agreement, we cannot redeem the Preferred Stock without FHFA and Treasury consent.
No Voting Rights
The shares of Preferred Stock shall not have any voting rights, general or special, other than with respect to amendment, alteration, supplementation, or repeal of the provisions of the applicable Certificate of Designation (described below).
During conservatorship, the holders of Preferred Stock have no voting rights. Upon its appointment as Conservator, FHFA immediately succeeded to the voting rights of holders of our Preferred Stock.
No Preemptive Rights and No Conversion
No holder of our Preferred Stock has any preemptive right to purchase or subscribe for any other shares, rights, options, or other securities. The holders of shares of our Preferred Stock do not have any right to convert their shares into or exchange their shares for any of our other classes or series of stock or other securities or other obligations of Freddie Mac.
Liquidation Rights and Preference
Upon our dissolution, liquidation, or winding up, after payment of or provision for our liabilities and the expenses of our dissolution, liquidation, or winding up, and after any payment or distribution has been made on any of our other classes or series of stock ranking prior to our Preferred Stock upon liquidation, the holders of the outstanding shares of our Preferred Stock will be entitled to receive out of our assets available for distribution to stockholders, before any payment or distribution is made on the Common Stock or any of our other classes or series of stock ranking junior to the Preferred Stock upon liquidation, the amount of the liquidation preference in the applicable Certificate of Designation (which amount equals the redemption price per share summarized in the table above), plus a sum equal to any dividend that would otherwise be payable for the dividend period through and including the date of final distribution. The holders of the outstanding shares of any class or series of our stock ranking on parity with the Preferred Stock upon liquidation shall be entitled to receive out of our assets available for distribution to shareholders, before any such payment or distribution shall be made on the Common Stock or any other class or series of stock of Freddie Mac ranking junior to the Preferred Stock and to such parity stock upon liquidation, any corresponding preferential amount to which the holders of that stock may, by the terms thereof, be entitled. The remaining balance of any of our assets available for distribution to stockholders upon a dissolution, liquidation, or winding up will be distributed to the holders of our outstanding Common Stock in the aggregate. If our assets available for distribution to stockholders shall be insufficient for the payment of the amount which the holders of the outstanding Preferred Stock shall be entitled to receive upon such dissolution, liquidation, or winding up, all of our assets available for distribution to stockholders shall be distributed to the holders of outstanding shares of Preferred Stock pro rata, so that the amounts so distributed shall bear to each other the same ratio that the respective distributive amounts to which they are so entitled bear to each other, and the holders of outstanding shares of Preferred Stock shall not be entitled to any further participation in any distribution of our assets. As of December 31, 2020, the Senior Preferred Stock had an aggregate liquidation preference of $86.5 billion, which would have priority over our Preferred Stock upon liquidation, and the 24 outstanding classes of our preferred stock, other than the Senior Preferred Stock, had an aggregate liquidation preference of $14.1 billion plus any then-current dividends. We are authorized to issue an unlimited amount of preferred stock.
Neither the sale of all or substantially all of our property or business, nor our merger, consolidation, or combination into or with any other corporation or entity, will be deemed to be a dissolution, liquidation, or winding up for the purpose of these provisions on liquidation rights.
Additional Classes or Series of Stock
We have the right to authorize, create, and issue additional classes or series of stock ranking prior to, on a parity with, or junior to our Preferred Stock, as to dividends, liquidation, or otherwise, without the consent of holders of our Preferred Stock.
Amendments
Without the consent of the holders of the Preferred Stock, we have the right to amend, alter, supplement, or repeal the terms of any series of our Preferred Stock to cure any ambiguity, to correct or supplement any provision that may be defective or inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the applicable Certificate of Designation so long as such action does not materially and adversely affect the interests of the holders of the applicable series of Preferred Stock. Otherwise, the terms of any series of our Preferred Stock may be amended, altered, supplemented, or repealed only with the consent of the holders of at least two-thirds of the outstanding shares of the applicable series of our Preferred Stock. The creation and issuance of additional classes and series of stock, or the issuance of additional shares of any existing class or series of our stock, whether ranking prior to, on a parity with, or junior to our Preferred Stock does not require any consent. As a consequence, the rights of holders of our Preferred Stock could be adversely affected by the creation of additional classes or series of stock. The Conservator currently holds voting rights on any such matters requiring consent of the holders of our Preferred Stock.